SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9/A
(Amendment No. 23)
Solicitation/Recommendation Statement Under Section 14(d)(4) of the
Securities Exchange Act of 1934
PORTEC RAIL PRODUCTS, INC.
(Name of Subject Company)
PORTEC RAIL PRODUCTS, INC.
(Name of Person Filing Statement)
Common Stock, $1.00 par value per share
(Title of Class of Securities)
736212 10 1
(CUSIP Number of Class of Securities)
John Pesarsick
Chief Financial Officer
Portec Rail Products, Inc.
900 Old Freeport Road
Pittsburgh, Pennsylvania 15238-8250
(412) 782-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person Filing Statement)
With copies to:
Alan Schick, Esq.
Luse Gorman Pomerenk & Schick, P.C.
5335 Wisconsin Ave., NW
Suite 780
Washington, D.C. 20015
(202) 274-2000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 23 (this “Amendment No. 23”) to the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the SEC on February 26, 2010 by Portec Rail Products, Inc., a West Virginia corporation (“Portec”), and subsequently amended and restated in its entirety and filed with the SEC on May 18, 2010 (as amended and restated and as subsequently and hereby amended, the “Statement”), hereby amends and supplements Item 2 of the Statement and the Information Statement attached as Annex I to the Statement.
     The Statement relates to a tender offer (the “Offer”) by Foster Thomas Company (“Purchaser”), a West Virginia corporation and a wholly-owned subsidiary of L. B. Foster Company (“Foster”), a Pennsylvania corporation, to purchase all of the outstanding shares of common stock, $1.00 par value per share, of Portec, commenced pursuant to an Agreement and Plan of Merger, dated as of February 16, 2010 and as amended as of May 13, 2010 and August 30, 2010, by and among Portec, Foster and Purchaser, and the subsequent merger of Purchaser with and into Portec, with Portec surviving as a wholly-owned subsidiary of Foster (the “Merger” and together with the Offer, the “Contemplated Transactions”).
     Except as amended and supplemented by the information expressly set forth in this Amendment No. 23, the information set forth in the Statement remains unchanged and is hereby incorporated by reference into this Amendment No. 23.
     All capitalized terms used but not specifically defined in this Amendment No. 23 have the respective meanings ascribed to them in the Statement.
Item 2. Identity and Background of Filing Person.
     Item 2 of the Statement is hereby amended and supplemented by deleting the fifth paragraph (the second paragraph of the new disclosure added by Amendment No. 21 to the Statement filed on December 15, 2010) under the subsection “—(b) Tender Offer” an inserting the following in its place. The fourth and sixth paragraphs of the subsection “—(b) Tender Offer” (the first and third paragraphs of the new disclosure added by Amendment No. 21 to the Statement) remain effective.

Annex I. Information Statement.
     The Information Statement is hereby amended and supplemented by deleting the sixth paragraph in the introductory text (the second paragraph of the additional disclosure added by Amendment No. 21 to the Statement) and inserting the following in its place. The fifth and seventh paragraphs of the subsection “—(b) Tender Offer” (the first and third paragraphs of the new disclosure added by Amendment No. 21 to the Statement) remain effective.
     “L.B. Foster and Purchaser immediately commenced a subsequent offering period pursuant to Rule 14d-11 promulgated under the Securities Exchange Act of 1934 (the “Subsequent Offering Period”) for all remaining untendered shares. The Subsequent Offering Period expired at 5:00 p.m. on December 22, 2010. L.B. Foster and Purchaser have advised Protec that a total of approximately 90.20% of all outstanding shares of Portec have been tendered and accepted for payment. L.B. Foster and Purchaser intend to effect the Merger as soon as practicable as a short form merger in accordance with the terms of the Merger Agreement and West Virginia Law.”

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PORTEC RAIL PRODUCTS, INC.
By:	/s/ John N. Pesarsick
John N. Pesarsick
Chief Financial Officer

Dated: December 22, 2010